EXHIBIT 99.1
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ABITIBI-CONSOLIDATED INC.
FOURTH QUARTER REPORT TO SHAREHOLDERS
JANUARY 27, 2004


$80 MILLION LOSS IN FOURTH QUARTER OF 2003

Abitibi-Consolidated reported a loss of $80 million, or 18 cents a share, in the fourth quarter ended December 31, 2003 compared to net earnings of $29 million, or 7 cents a share, in the same quarter of 2002. The weighted average number of shares outstanding remained constant at 440 million during these periods.

Net sales were $1,208 million in the fourth quarter of 2003 compared to $1,316 million in the fourth quarter of 2002. The operating loss from continuing operations was $210 million in the fourth quarter of 2003 compared to an operating profit from continuing operations of $18 million for the fourth quarter of 2002.

Lower operating income from continuing operations in the fourth quarter of 2003 resulted mainly from the provision for closure costs and asset write-offs announced on December 10, 2003 and the goodwill impairment charge in the wood products segment. The stronger Canadian dollar, lower selling prices for value-added groundwood papers and lower newsprint sales volume also negatively impacted operating income from continuing operations. These factors were partially offset by higher newsprint prices in North America, lower newsprint and value added groundwood paper cost of goods sold and better performance in wood products, which saw higher prices and sales volume as well as lower cost of goods sold.

In the fourth quarter, the Canadian dollar was an average of 19% stronger against the U.S. dollar compared to the fourth quarter of 2002. The Company estimates the unfavourable impact of the Canadian dollar appreciation, compared to the U.S. currency, on its operating results to be approximately $65 million compared to the same period last year.

The Company recorded in the quarter an after-tax gain of $130 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt, compared to $25 million in the same quarter of 2002. Results in the fourth quarter of 2003 also included an unfavourable income tax adjustment of $10 million compared to a favourable income tax adjustment of $42 million in 2002.

In the quarter, the Company announced the indefinite idling of the Lufkin, Texas and Port-Alfred, Quebec paper mills, resulting in a provision for closure costs of $67 million and recorded asset write-offs of $67 million following the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, Texas. In the fourth quarter of 2002, following the closure of the Thorold, Ontario thermomechanical pulp mill, the Company wrote off its remaining book value of $12 million.


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In the fourth quarter of 2003, the Company performed the required annual goodwill impairment test and found that impairment did exist in its wood products segment mainly as a result of economic market conditions and a strong Canadian dollar. Consequently, an amount of $21 million representing all the goodwill associated with the wood products segment, has been recorded as an impairment charge in the quarter.

Financial expenses increased by $2 million compared to the fourth quarter of 2002, primarily because of $11 million in interest earned on a favourable litigation settlement in 2002. This is partly offset by lower interest rates and the impact of a stronger Canadian dollar.

For the twelve-month period ended December 31, 2003, net earnings amounted to $179 million compared to $259 million in the same period last year. On a per share basis, the Company recorded net earnings of $0.41 compared to $0.59 in 2002. During these periods the weighted average number of shares outstanding remained constant at 440 million.

In 2003, the Canadian dollar was an average of 12% stronger against the U.S. dollar compared to 2002. The Company estimates the unfavourable impact of the Canadian dollar appreciation, compared to the U.S. currency, on its operating results to be approximately $161 million compared to the previous year.

Net sales were $4,786 million in the twelve-month period ended December 31, 2003 compared to $5,122 million in the same period last year. The operating loss from continuing operations was $322 million compared to an operating profit from continuing operations of $182 million in 2002.


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Table 1 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP) as an indicator of performance.

Table 1:  Impact of Specific Items

                                            In millions of dollars
                                          (except per share amounts)
                                -----------------------------------------------
                                    Fourth quarter        Twelve-month period
                                ----------------------- -----------------------
                                       2003        2002        2003        2002
                                ----------- ----------- ----------- -----------

Net earnings (loss) as reported        ($80)        $29        $179        $259
  (In accordance with GAAP)
   $ per share                        (0.18)       0.07        0.41        0.59


Specifics items (after taxes):

  Gain on translation of
    foreign currencies                 (130)        (25)       (622)        (56)

  Gain adjustment (gain) on sale of
    the Saint-Felicien pulp mill          3          (4)          3        (293)

  Income tax adjustments                 10         (42)        (36)        (64)

  Interest earned on litigation
    settlement                           --          (7)         --          (7)

  Provision for closure costs            44          --          44          --

  Asset write-offs                       42           8          42           8

  Goodwill impairment                    21          --          21          --

  Charge on debt repayment               --          --          --           7

  Reversal of Countervailing and
    Anti-dumping duties                  --          --          --         (13)

                                ----------- ----------- ----------- -----------
  Loss excluding specific items        ($90)       ($41)      ($369)      ($159)
    (Not in accordance with GAAP)
     $ per share                      (0.20)      (0.09)      (0.84)      (0.36)


As the above table indicates, during the fourth quarter of 2003, the Company recorded an after-tax gain on translation of foreign currencies of $130 million. The Company recorded an after-tax amount of $3 million related to an adjustment of the price received from the sale of 75% of the Saint-Felicien, Quebec pulp mill. In the same quarter, the Company re-assessed its on-going effective average income tax rate resulting in a future income tax charge of $10 million. Also in the quarter, the Company announced the indefinite idling of the Lufkin and Port-Alfred paper mills, resulting in a provision for closure costs of $44 million after-tax, and the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, representing asset write-offs of $42 million after-tax. Finally, the Company recognized an amount of $21 million related to goodwill impairment in its wood products segment.


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During the fourth quarter of 2002, the Company recorded an after-tax gain on translation of foreign currency of $25 million, a $4 million additional net profit from the sale of 75% of the Saint-Felicien pulp mill and a favourable income tax adjustment of $42 million. The Company further recorded an after-tax amount of $7 million in interest from a favourable litigation settlement and an after-tax charge of $8 million due to the write-off of the remaining book value of the Thorold thermomechanical pulp mill following the start-up of the 100% de-inked plant.


OVERVIEW OF RESULTS

Operating profit (loss) from continuing operations per business segment for the periods ended December 31, was as follows:

Table 2:  Operating Profit (Loss) from Continuing Operations

                                            In millions of dollars
                                -----------------------------------------------
                                    Fourth quarter        Twelve-month period
                                ----------------------- -----------------------
                                       2003        2002        2003        2002
                                ----------- ----------- ----------- -----------

Newsprint                             ($144)         $1       ($187)         $0

Value-Added Groundwood Papers           (32)         31         (49)        136

Wood Products                           (34)        (14)        (86)         46
                                ----------- ----------- ----------- -----------
                                      ($210)        $18       ($322)       $182

In the quarter, newsprint's operating results were negatively impacted by $50 million for closure costs and $67 million for asset write-offs, compared to $12 million in the same quarter of 2002. Also in the quarter, the value-added groundwood paper's operating results were negatively impacted by $17 million for closure costs. The wood products operating results were negatively affected by an amount of $21 million related to goodwill impairment.

NEWSPRINT

According to the Pulp and Paper Products Council (PPPC), North American demand for newsprint decreased by 2.6% in the fourth quarter of 2003 compared to the same period in 2002. For the twelve-month period, demand decreased by 1.1% compared to the same period last year. North American exports in the fourth quarter of 2003 were down 5.8% compared to 2002. Compared to last year, exports remained at the same levels.

Publishers' advertising lineage was up 0.5% for the October-November period and up 0.7% for the November year-to-date period compared to 2002. In the October-November period, advertising revenues continued on a positive trend as a result of the strength in the national category. Notably, help-wanted advertising entered positive territory for some publishers in November.


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According to the PPPC, at the end of 2003, total producer and customer newsprint inventories were lower by 91,000 tonnes, or 6.1%, compared to the previous quarter and higher by 19,000 tonnes, or 1.3%, compared to the end of 2002. U.S. daily newspaper inventories increased from 39 days of supply at the end of 2002 to 42 days of supply at the end of 2003. The Company's inventories destined to international markets decreased by 60,000 tonnes in the fourth quarter of 2003, compared to the third quarter 2003. Inventories destined to North American customers declined and remained at low levels.

The Company's newsprint shipments in the fourth quarter of 2003 were 1,201,000 tonnes compared to 1,216,000 tonnes in the fourth quarter of 2002. During the fourth quarter of 2003, the Company took 301,000 tonnes of market-related downtime in order to adjust production according to its order book and to reduce inventories. This includes 140,000 tonnes of downtime resulting from the indefinite idling of the Sheldon mill, and a machine at the Port-Alfred mill. Despite higher selling prices, mill nets for newsprint were lower than the corresponding period of 2002 due to the stronger Canadian dollar.

Economic forecasts in North America point favourably towards a recovery in newsprint demand. U.S. growth continues to strengthen, and the key demand drivers for newsprint consumption, particularly advertising expenditures and employment levels, are forecasted to improve. Industry reports indicate that on average, more than half of the previously announced US$35 per tonne price increase had been realized by the industry at year-end. In mid-January of 2004, the Company informed its U.S. customers that it will increase its newsprint price by US$50 per tonne effective February 1, 2004. Also, during the fourth quarter the Company continued to implement price increases in key international markets including Latin America, Asia and the Middle East.

On a per tonne basis, the Company's cost of goods sold in the fourth quarter of 2003 was 4% lower than in the same quarter of 2002. This was mainly due to the impact of a stronger Canadian dollar reflected in the costs of the Company's U.S. mills and the lower recycled fibre cost as well as other supplies, partly offset by cost increases in energy and virgin fibre.

VALUE-ADDED GROUNDWOOD PAPERS

According to the PPPC, North American demand for uncoated groundwood papers increased 1.9% in the fourth quarter of 2003 compared to the same period of 2002. This increase is largely due to continued growth in the glossy paper sector, which is driven by the retail insert and catalog markets. For the twelve-month period, uncoated groundwood demand increased by 2.1% compared to the same period last year.

The Company's shipments of value-added paper grades totalled 463,000 tonnes in the fourth quarter of 2003, compared to 453,000 tonnes in the fourth quarter of 2002. This increase in shipments was mainly attributable to the ABIcal(TM) grades, which compete in the glossy market, and the uncoated freesheet substitute grades ABIoffset(TM). Mill nets for the value-added segment were 14% lower than the corresponding period last year


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resulting primarily from a stronger Canadian dollar and to a lesser extent due to lower prices.

In the quarter, transaction prices were stable compared to the previous quarter for most paper grades of the segment.

The expected strengthening of the economy in 2004 should benefit demand for uncoated groundwood grades. Key demand drivers for uncoated groundwood, particularly advertising and retail sales, are forecasted to recover in 2004.

On a per tonne basis, the Company's cost of goods sold in the fourth quarter of 2003 was 2% lower than in the fourth quarter of 2002. This was mainly due to the impact of a stronger Canadian dollar reflected in the costs of the Company's U.S. mill and lower labour cost and other supplies, partly offset by cost increases in energy and fibre.

WOOD PRODUCTS

U.S. housing starts increased by 15% from an annual rate of 1.815 million units during December of 2002 to 2.088 million units during December of 2003. High housing starts in December were a reflection of the low interest rate environment and the U.S. economic recovery. During the fourth quarter of 2003, U.S. dollar lumber prices (f.o.b. Great Lakes) increased between 10% to 29% depending on the product compared to the same period last year. US dollar market prices for 2 X 4 Random Length had dropped by approximately 19% in October compared to September and rebounded back 9% in November and December.

Sales volume in the fourth quarter of 2003, totalled 476 million boardfeet (MBf) compared to 418 MBf for the same period in 2002. Average mill nets for the fourth quarter of 2003 were 2% lower than in the same quarter in 2002 as a result of a stronger Canadian dollar, partly offset by higher lumber prices.

On January 13, 2004, the U.S. Department of Commerce, following the North American Free Trade Agreement panel order dated August 13, 2003, released its revised countervailing duty rate of 13.23% compared to the current rate of 18.79%. This revised rate would only take effect in the second quarter of 2004 upon completion of the appeal mechanism. Based on normal shipment pattern, the impact of every 1% increase or decrease in countervailing or anti-dumping tariffs represents, for the Company, a change of approximately $1.8 million on net earnings annually. On December 6, 2003, Canada and the United States came up with a framework to settle the long-standing softwood lumber dispute. The proposal, which has not been accepted, could have terminated both countervailing and anti-dumping duties to return to a quota allocation system. The Company continues to believe that stability will only return to the lumber market once the dispute is resolved. Abitibi-Consolidated has paid and expensed $18 million for countervailing and anti-dumping duties during the fourth quarter of 2003 and $77 million for the twelve-month period ended December 31, 2003.


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CAPACITY RATIONALIZATION

On December 10, 2003, the Company announced the continuation of its focused downtime strategy by indefinitely idling the Company's Lufkin and Port-Alfred paper mills, as of December 14, 2003, representing an additional combined annual capacity of 432,000 tonnes of newsprint and 270,000 tonnes of other paper grades. These actions combined with improved operating efficiencies should reduce annual operating costs by at least $125 million.

The Company also announced the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, representing a combined annual capacity of 230,000 tonnes of newsprint. Fourth quarter write-offs of $67 million ($42 million after-tax) were taken to reflect this action.

The Company has begun 2004 with about a million tonnes of newsprint focused downtime. Despite these announcements, the Company anticipates selling as much, if not more, product in 2004 than in 2003. A provision for closure costs amounting to $67 million ($44 million after-tax) has been taken in the fourth quarter of 2003. This announcement affected 580 employees at the Lufkin mill and 640 employees at the Port-Alfred mill.

Table 3:  Affected Capacity as of December 31, 2003

                                             Capacity in Thousands of Tonnes
                                        ---------------------------------------
                                                                      PERMANENT
                                              TOTAL       IDLED        SHUTDOWN
                                        ----------- -----------     -----------

Sheldon, Texas (Newsprint)                      468         328             140

Port-Alfred, Quebec (Newsprint)                             282              90
                    (Other)                                  36

                                                408         318              90

Lufkin, Texas (Newsprint)                                   150
              (Other)                                       234

                                                384         384
                                        ----------- -----------     -----------
TOTAL (NEWSPRINT)                                           760             230
      (OTHER)                                               270
                                              1,260       1,030             230

OTHER NOTEWORTHY EVENTS

On January 22, 2004, the Communications, Energy and Paperworkers Union of Canada
(CEP) selected Abitibi-Consolidated as the pattern-setting employer in the upcoming negotiations in eastern Canada for a new collective agreement. Over the past few years, the Company has sought to strengthen its partnership with its employees and union leaders so as to create a collaborative working atmosphere. Substantial work has been done on issues key to both parties in preparation for future in-depth discussions at


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the negotiating table. In order to promote a positive and productive approach to the 2004 negotiations, the CEP and the Company will be conducting negotiations prior to the expiration of collective agreements, to resolve local issues involving individual mills as well as major issues impacting all divisions. As announced by the Union, these major issues include the duration of the collective agreement, wages, benefits, pension plan and job security.

On November 27, 2003, the Company and World Wildlife Fund Canada (WWF-Canada) announced that they were joining forces on a new forestry conservation project. The Abitibi-Consolidated and WWF-Canada partnership will work to identify high conservation value forests (HCVF) within specific Abitibi-Consolidated woodlands in Canada. This project was initiated in order to identify appropriate areas for the management and protection of HCVFs.

On November 17, 2003, Abitibi-Consolidated announced that its paper recycling program Paper Retriever(R) is available in five additional U.S. mid-western cities. The launch of this program in these locations will increase internal supply of recycled paper to the Company.

On November 28, 2003, the Company ended its Small Shareholder Selling Program that enabled registered and beneficial shareholders who own 99 or fewer common shares of Abitibi-Consolidated, to sell their shares without incurring any brokerage commission. The number of participating shareholders reached almost four thousands out of a possibility of approximately nine thousands for a participation rate of 41%.

Since January 1, 2003, Abitibi-Consolidated has had an option to purchase its partner's 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (Alabama joint-venture) at a pre-determined nominal amount. Because of this option, in accordance with GAAP, the Company is deemed to control the Alabama joint-venture. Consequently, Abitibi-Consolidated has included the Alabama joint-venture's complete financial results, assets and liabilities in its Consolidated Financial Statements as of that date, adding US$61 million of debt to its balance sheet as at December 31, 2003 compared to US$80 million as at January 1, 2003.

On September 19, 2001, the Company entered into a partnership (Exploits River Hydro Partnership) with Central Newfoundland Energy Inc., a non-regulated subsidiary of Fortis Inc., to further develop hydroelectric potential in Newfoundland. Abitibi-Consolidated holds a 49% interest in the partnership. The project has been completed, commissioned and received final approval from Newfoundland and Labrador Hydro. Exploits River Hydro Partnership is supplying power to the provincial grid under a long-term contract.


DIVIDENDS

On December 9, 2003, the Company's Board of Directors declared a dividend of $0.025 per share payable on January 2, 2004 to shareholders of record as at December 19, 2003.


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As well, the Company announced that, going forward, dividend declarations will be decided upon at the same time as announcements of quarterly results and payable within the same quarter. In 2004, it is expected that quarterly results will be announced on January 28, April 23, July 22 and October 22.


FINANCIAL POSITION AND LIQUIDITY

Cash used by continuing operating activities totalled $1 million for the fourth quarter ended December 31, 2003, compared to cash generated from continuing operating activities of $186 million in the corresponding period of 2002. The reduced cash flows from operating activities is mainly due to lower operating results from continuing operations and a lower positive variation in operating working capital components, specifically accounts receivable.

Capital expenditures were $262 million for the twelve-month period ended December 31, 2003 compared to $214 million in the corresponding period last year. The modernization of Abitibi-Consolidated's hydroelectric generating facilities at Iroquois Falls, Ontario is progressing both on budget and on schedule for a start-up in July of 2004. The $181 million project to convert the newsprint machine at the Alma, Quebec mill to EQUAL OFFSET(R) began in the first quarter of 2003. The project is both on budget and on schedule for a start-up in the second quarter of 2004 ramping up to EQUAL OFFSET(R) in the second half of 2004. Engineering work for the China machine project has started and construction will begin during the first quarter of 2004.

Total long-term debt amounted to $4,958 million for a ratio of net debt to total capitalization of 0.618, as at December 31, 2003, compared to $5,633 million or a net debt to total capitalization ratio of 0.635 at December 31, 2002. The reduction of $675 million of long-term debt is due to the strengthening of the Canadian dollar since most of the Company's debt is denominated in U.S. currency. This reduction is partly offset by the consolidation of 100% of the Alabama joint-venture. Going forward, the Company remains committed to applying free cash flows to the reduction of long-term debt.

The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse, to major financial institutions. Under these programs, the outstanding balance in Canadian dollars, as at December 31, 2003 was $504 million compared to $472 million at December 31, 2002.

As at December 31, 2003, the Company's deficit of the fair value of the pension plan assets over its accrued benefit obligation was $696 million compared to $791 million at the end of 2002. This improvement being mainly attributable to the high return on plan assets in the last quarter of 2003. In 2004, the Company will perform its three-year actuarial valuation on most of its pension plans. As a result, the Company anticipates that it will fund its actuarial deficit over the next five years. Consequently, the Company


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believes its minimum pension funding in excess of pension expenses will be in the range of $100 million for 2004.


DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended December 31, 2003, the Company did not make any significant changes in, nor take any significant corrective actions regarding, its internal controls, or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.


OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A and related Consolidated Financial Statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger acquisitions other business combinations or divestitures that may be announced or completed after such statements are made.


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